_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 June 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	30 June 2003
Number	23/03

BHP BILLITON ANNOUNCES OIL DISCOVERY WITH CHINOOK E-WELL IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it has made an oil discovery at its second exploratory well on the Chinook prospect in the ultra-deepwater Gulf of Mexico. Drilled in water depths of approximately 8,830 feet (2,684 meters), the well exceeded a total depth of 27,650 feet (8,406 meters), encountering a gross hydrocarbon column of 620 feet (188 meters) with 260 feet (79 meters) of net oil pay.

The Chinook discovery is located more than 300 kilometers (180 miles) from the Louisiana coast in Walker Ridge Block 469, approximately 30 kilometers (19 miles) south of the previously announced Cascade discovery.

Steve Bell, President of Exploration and Business Development for BHP Billiton Petroleum, said today: "This is a very encouraging result on a large structure. Of course, it is early days and the result must be seen in perspective. While this is the deepest penetration to date on Chinook, we must have more appraisal data before we can be definitive about the scale of resource. Importantly, this strengthens our inventory of BHP Billiton-operated discoveries in the area. With Shenzi, Cascade, Neptune, and Vortex, we have a full appraisal programme in place to evaluate and, if successful, create more value by ultimately commercialising these hydrocarbon accumulations."

Drilling on Chinook-3 began January 13, 2003, using the BHP Billiton operated drillship C.R. Luigs. BHP Billiton owns a 40 percent interest and is the designated operator of Chinook with Petrobras owning a 30 percent interest, and Total and Amerada Hess each holding a 15 percent interest.

BHP Billiton holds interests in more than 340 blocks in the Gulf of Mexico, where the company is actively exploring for oil and gas. Deepwater projects sanctioned for development include the Atlantis and Mad Dog oil and gas fields, in addition to producing assets at Typhoon and Boris. In the past year the company has announced discoveries at Cascade, Shenzi, and Vortex, all of which are located in deep- and ultra-deepwater blocks.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 June 2003